BY EDGAR AND FEDERAL EXPRESS

July 26, 2019

Ms. Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

RE:Parallax Health Sciences, Inc.

Registration Statement on Form S-1

Filed June 6, 2019

File No. 333-231981

Dear Ms. Lam:

By letter dated July 1, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Parallax Health Sciences, Inc. (the “Company”) with comments to the Company’s Registration Statement on Form S-1 filed on June 6, 2019.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s July 1, 2019 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 1 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff’s comments.  A copy of the amended Registration Statement, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, the amended Registration Statement reflects some corrections or clarifications to selected passages of the original Registration Statement.

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 2 of 11

Form S-1 File June 6, 2019

Cover Page

1.Please highlight the cross-reference to the risk factor section and provide a page number. See Item 501(b)(5) of Regulation S-K.

COMPANY RESPONSE

The reference to the Risk Factors section has been highlighted and the page number provided.

2.Please disclose the offering price of the securities, as required by Item 501(b)(3) of Regulation S-K.

COMPANY RESPONSE

The Company is unable to set an offering price for the shares being registered under this registration statement, as that will be determined through transactions initiated by the Selling Shareholders.  However, the Company has provided additional clarity on the offering price.  Pursuant to Item 501(b)(3), as it is impractical to set an offering price, the Company has provided a cross-reference to the methods of sale that may be used by the Selling Shareholders, as indicated by the link to “Plan of Distribution” beginning on page 30.

Prospectus Summary, page 1

3.Please include the address and phone number of your principal executive offices, as required by Item 503(b) of Regulation S-K.

COMPANY RESPONSE

The Prospectus Summary, page 1, has been revised to include the address and phone number of the Company’s principal executive offices.  In addition, a section entitled “Facilities” has been added under the Description of Business section to provide the Company’s current locations.

Shares Eligible for Future Sale, page 33

4.We note the disclosure regarding Rule 701 of the Securities Act Rules. Please note that this rule only applies to the resale of securities that were issued pursuant to Rule 701 before the company became a reporting company. Revise the disclosure accordingly.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 3 of 11

COMPANY RESPONSE

The disclosure regarding Rule 701 has been revised to clarify that the rule applies only to the resale of securities issued pursuant to Rule 701 before the company became a reporting company, and how it applies to the current shareholders.

Description of Business, page 36

5.We note your estimates for market opportunities and specific data points. Please disclose in the filing the basis, including any sources and assumptions, for these statements and describe the specific risks relating to your assumptions.

COMPANY RESPONSE

Footnotes have been added to the sections cited by Staff to reference the sources for the data points, and a risk factor has been added relating to the assumptions disclosed.

6.Please disclose the number of total employees and the number of full-time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

COMPANY RESPONSE

A section entitled “Employees” has been added under the Description of Business section, and the disclosure regarding employees has been provided.

The Cross-Over and Cross-Pollination Model, page 38

7.Please further describe the Cross-Over and Cross-Pollination Model, including whether you have entered into any relationships and the steps you intend to take to implement this model. See Item 101(h)(4)(i) and (iii) of Regulation S-K.

COMPANY RESPONSE

Additional descriptive information has been added to the Cross-Over and Cross-Pollination Model section cited by Staff.  There are no external relationships that would be required to implement this model.  The key elements of the Model are already in place, with the integration of Diagnostics, Remote Healthcare Monitoring and Behavioral Health divisions and technologies, and the exposure to Parallax clientele of the various Parallax products and services provided.

Target System and Diagnostic Testing Platform, page 39

8.Please further describe the Target System, specifically the SPARK Mobile application, here and elsewhere. For example, please describe how the SPARK Mobile System is used as well as the current status of the development of the system. See Item 101(h)(4)(ii)-(iii) of Regulation S-K.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 4 of 11

COMPANY RESPONSE

Additional descriptive information has been added to the Overview section of the Prospectus Summary beginning on page 1, as well as the “Target System and Diagnostics Testing Platform” sub-section beginning on page 39 under the Description of Business section.

Connected Health and Fotodigm Platform, page 48

9.We note Fotodigm is in its "beta stage". Please further describe the current development of Fotodigm. See Item 101(h)(4)(iii) of Regulation S-K.

COMPANY RESPONSE

Additional descriptive information has been added to the Overview section of the Prospectus Summary beginning on page 1, as well as the “Connected Health and Fotodigm®” sub-section beginning on page 55 under the Description of Business section.

Intellectual Property Summary, page 59

10.We note your agreement with Intellectual Property Network, which is owned and controlled by officers of your company. Accordingly, please disclose the information required by Item 404 of Regulation S-K in the related transactions section and file as an exhibit. See Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE

The Company does not currently have a formal written agreement with Intellectual Property Network (“IPN”) nor have any compensatory payments been made by the Company to IPN.

Mr. Nathaniel T. Bradley, who is the Company’s Chief Technical Officer and board member, is the President of IPN.  Through his employment agreement with the Company, Mr. Bradley manages and maintains the intellectual property rights for the Company. Mr. Paul R. Arena, the Company’s CEO, is also CEO of IPN. However, IPN was never directly retained by the Company.

As a result, the disclosure regarding IPN has been revised to properly reflect the nature of the relationship. Since IPN has no direct relationship with the Company, references to IPN have been removed throughout the registration statement.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 63

11.Please include a discussion and analysis of your results of operations, financial condition and cash flows for the period ended December 31, 2018 as compared to the comparable period in 2017 in order to comply with Item 303(a) of Regulation S-K. Your discussion should include the specific reasons and factors contributing to material changes in your results.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 5 of 11

COMPANY RESPONSE

A discussion and analysis of the Company’s results of operations, financial condition and cash flows for the period ended December 31, 2018 as compared to December 31, 2017, has been added to the Managements’ Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section.

The reasons for the material changes in operating results can be found under the Corporate History sub-section of the MD&A section.

Management, page 75

12.Please disclose the business experience during the past five years for Calli R. Bucci, and E. William Withrow Jr. See Item 401(e)(1) of Regulation S-K.

COMPANY RESPONSE

The Background and Business Experience section has been amended to clarify the business experience for the last five (5) years for Ms. Bucci and Mr. E William Withrow Jr.

Executive Compensation, page 78

13.Based upon the footnotes to the table, it appears the amounts included in the stock and option awards columns of the table are the valuations as of the year vested, not as of the grant date. Please revise to include the aggregate grant date fair value computed in accordance with FASB ASC Topic718. See Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. In addition, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or MD&A. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

COMPANY RESPONSE

The stock award values indicated in the Summary Compensation table and the footnotes represent the values computed at the stock awards’ grant dates, in accordance with FASB ASC Topic 718.  The proportionate amount of the total award is then provided for the vested portion in the table under the applicable vest period.  Similarly, the value of the stock options has been computed using the Black Scholes method as of the stock options’ grant dates, with the proportionate amount of the total value provided for the vested portion in the table under the applicable vest period.

The footnotes to the Summary Compensation table have been amended to clarify the valuation methodology, and to provide all assumptions used in the valuations.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 6 of 11

14.We note the disclosure regarding the employment agreements of Mr. Bradley. Please include disclosure regarding the differences between the agreement and actual compensation paid and the reasons for the difference. We note that the salaries paid in 2017 and 2018 were not consistent with the agreements and we note that the initial agreement included a signing bonus of $50,000 that is not included in the table. We note similar discrepancies relating to Mr. Arena and Ms. Bucci. Please revise or advise.  Lastly, we note that some compensation has been deferred and accrued until the Company reaches certain goals. Please discuss these goals in greater detail.

COMPANY RESPONSE

With regards to the compensation and agreements related to Mr. Bradley, we herewith provide the following table, the totals of which correspond to the Summary Compensation table contained within the S-1:

	Compensation per Agreements				Total	Total	Stock	Option
	Base	Bonus	Benefits	Total	Paid	Deferred	Award	Awards	Total
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
				(a)+(b)+(c)		(d) – (e)			(d)+(g)+(h)
2018
08/01/17 Agreement	$222,000	––	$44,655	$266,655	$92,000	$174,655	––	137,350	$404,005

2017
01/01/17 Agreement	$87,500	$50,000	$10,098	$147,598	$19,328	$128,270	––	––	$147,598
08/01/17 Agreement	92,500	––	18,606	111,106	35,500	75,606	$750,000	$57,350	918,456
Total	$180,000	$50,000	$28,704	$258,704	$54,858	$203,876	$750,000	$57,350	$1,066,054

With regards to Mr. Bradley’s bonus compensation for 2017, it is included as deferred compensation in the column “All Other Compensation,” as it has not yet been paid.

During our review of the Summary Compensation table information provided for Mr. Bradley, it came to our attention that a typographical error was made to Mr. Bradley’s Salary column amount for 2017.  We have, therefore, changed the amount under the 2017 Salary column from $19,328 to $54,828, and the Total column from $1,030,554 to $1,066,054, to include $35,500 in paid compensation during 2017 under the August 1, 2017 agreement, as indicated in the table above.

With regards to the compensation and agreements related to Mr. Arena, we herewith provide the following table, the totals of which correspond to the Summary Compensation table contained within the S-1:

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 7 of 11

	Compensation per Agreements				Total	Total	Stock	Option
	Base	Bonus	Benefits	Total	Paid	Deferred	Award	Awards	Total
2018
07/07/17 Agreement	$350,000	$75,000	$55,483	$480,483	$154,500	$325,983	$500,000	––	$980,483

2017
07/07/17 Agreement	$169,750	––	$17,287	$197,037	$71,950	$115,087	$500,000	$228,875	$923,412

With regards to Mr. Arena’s bonus compensation for 2018, it is included as deferred compensation in the column “All Other Compensation,” as it has not yet been paid.

With regards to the compensation and agreements related to Ms. Bucci, we herewith provide the following table, the totals of which correspond to the Summary Compensation table contained within the S-1:

	Compensation per Agreements				Total	Total	Stock	Option
	Base	Bonus	Benefits	Total	Paid	Deferred	Award	Awards	Total
2018
01/01/18 Agreement	$216,000	$100,000	$8,308	$324,308	$113,000	$211,308	$820,000	$134,500	$1,278,808

2017
01/01/15 Agreement	$60,000	––	––	$60,000	$7,500	$52,500	––	––	$60,000
08/13/15 Agreement	190,691	––	$12,063	202,754	80,540	122,214	––	$22,154	224,908
Total	$250,691	––	$12,063	$262,754	$88,040	$174,714	––	$22,154	$284,908

With regards to Ms. Bucci’s bonus compensation for 2018, it is included as deferred compensation in the column “All Other Compensation,” as it has not yet been paid.

With regards to footnote [5] of the Summary Compensation table as to the deferral of officer compensation until certain goals are met, the officers agreed to defer a large portion of their compensation, as well as any annual increases in compensation, until the Company completes its funding goals of $3-$6 million.

15.Please revise the Outstanding Equity Awards at Fiscal Year End table to reflect stock awards that have not vested. See Item 402(p)(2)(vii) of Regulation S-K. In addition, please revise the information to be as of the end of the last fiscal year, December 31, 2018, rather than the March 31, 2019 date you have used.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 8 of 11

COMPANY RESPONSE

The Outstanding Equity Awards at Fiscal Year End table has been revised to include the stock awards information pursuant to Item 402(p)(2)(vii) of Regulation S-K, and to provide all values as of December 31, 2018.

16.Please revise to include a director compensation table as required by Item 402(r) of Regulation S-K. We note the reference to options issued to directors on page 81.

COMPANY RESPONSE

A Director Compensation table has been included in the section cited by Staff.  However, as Item 402(r) of Regulation S-K requires information on director compensation for the last completed fiscal year, and no cash or equity compensation was earned or paid during the year ended December 31, 2018, the Company has provided historical information for the currently outstanding options granted to directors in prior years, which were fully vested as of December 31, 2017.  Any stock options granted to directors thereafter were granted in 2019, and will be included in the next annual report, as required.

Security Ownership of Certain Beneficial Owners and Management, page 81

17.Please provide the name and address of the beneficial owner as required by Item 403(a) of Regulation S-K.

COMPANY RESPONSE

The Beneficial Ownership table has been revised to include the addresses for each beneficial owner.

18.Please include in the table for each individual the amount of shares that they beneficially own. See Item 403 of Regulation S-K. For example, please include the shares owned by Montecito Biosciences in the amount owned by the beneficial owners, Mr. Withrow III and Dr. Gorlach, as reflected in footnote two.

COMPANY RESPONSE

The Beneficial Ownership table has been revised to include any indirect ownership shares as part of the individual shareholder’s total shares.  The shares indirectly owned by individuals has been clearly referenced within the table and the footnotes.

19.Please disclose the amount and percent owned by officers and directors as a group. See Item 403(b) of Regulation S-K.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 9 of 11

COMPANY RESPONSE

The amount and percent owned by officers and directors as a group has been added to the Beneficial Ownership section.

20.We note that the preferred stock is convertible into common stock. Please include these securities in the beneficial ownership table as required by Item 403 of Regulation S-K.  See Rule 13d-3(d)(1)(i) of the Exchange Act Rules.

COMPANY RESPONSE

The common stock underlying the preferred stock and preferred dividends have been added to the respective individual’s holdings in the Beneficial Ownership table.

21.Based upon the disclosure in the selling shareholders table on page 29, it appears that Ionic Ventures LLC should be included in the security ownership table. Please revise.

COMPANY RESPONSE

The Ionic Ventures LLC holdings have been added to Beneficial Ownership table.

Certain Relationships and Related Party Transactions, page 82

22.For each transaction discussed in this section, clearly identify the related person involved.  In addition, for each related person, please disclose the basis on which the person is a related person, as required by Item 404(a)(1) of Regulation S-K. For example, we note Hamburg Investment Company LLC.

COMPANY RESPONSE

The section cited by Staff has been revised to clearly identify each related party.  In addition, each transaction within the section has been revised to clearly identify the related party to which the transaction pertains.

23.For each debt transaction, please provide the disclosure required by Item 404(a)(5) of Regulation S-K.

COMPANY RESPONSE

The disclosures for debt transactions have been revised to include the information on payments of principal and interest made during the current period, and principal remaining as of March 31, 2019.

24.Please revise to include disclosure of the cash advances reflected in footnote 7 to the financial statements.

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 10 of 11

COMPANY RESPONSE

A disclosure has been added to under Related Party Payable containing information regarding the cash advances reflected in footnote 7 to the financial statements.

Description of Indebtedness, page 85

25.Please revise the disclosure regarding the convertible debentures both in this section and elsewhere in the prospectus to reflect the conversion price in the event of default or on or after a date that is a certain number of calendar days from the issuance date, as set forth in the various convertible debentures filed as exhibits. In addition, please disclose any defaults on debt in this section and the MD&A. We note Exhibit 10.40 reflects default on certain convertible promissory notes. Please also file the executed exhibit rather than the form of the agreement.

COMPANY RESPONSE

The disclosures pertaining to the Debentures has been revised to include the default conversion rate.  In addition, the disclosure has been amended to reflect the status of the debentures as of the date of the filing of the amended S-1. The exhibits have also been revised to include the executed agreements.

Recent Sales of Unregistered Securities, page 92

26.For each sale of securities, please identify the exemption you are relying on as well and briefly state the facts relied upon to make the exemption available. See Item 701(e) of Regulation S-K. Please also revise to include the convertible debt transactions in this section.

COMPANY RESPONSE

The exemption relied upon has been provided in detail, along an explanation of the facts relied upon.  In addition, all convertible debt information has been added to this section.

Signatures, page 95

27.Please include the signature of your controller or principal accounting officer. See Instruction 1 to the Signatures to Form S-1.

COMPANY RESPONSE

The  principal accounting officer’s signature has been added to the signature page.

* * *

Parallax Health Sciences, Inc.July 26, 2019

United States Securities and Exchange CommissionPage 11 of 11

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 1.  When the time comes, as amended, the Company will include in its acceleration request the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 404-915-8449.

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

Cc:Craig Arakawa (SEC)

Michael Killoy (SEC)

Pam Howell (SEC)

Peter Hogan, Esq. - Buchalter